UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________  to _____________

Commission File Number: 000-24024

     VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
KSOP
(Full title of the Plan)

VENTURE FINANCIAL GROUP, INC.
(Name of the issuer of the securities held pursuant to the Plan)

1495 Wilmington Drive., P.O. Box 970
DuPont, WA 98327
(address of principal executive office of the issuer)

REQUIRED INFORMATION

1. Not Applicable
2. Not Applicable
3. Not Applicable

4. The VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) KSOP (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2007, prepared in accordance with the financial reporting requirements of ERISA.

     VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(with 401(k) provisions)
KSOP

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statement of net assets available for benefits	2-3
Statement of changes in net assets available for benefits	4-5
Notes to financial statements	6-11

SUPPLEMENTAL SCHEDULE
Item 27(a) - schedule of assets (held for investment purposes)	12

REPORT OF THE INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Administrative Committee
Venture Financial Group, Inc.
Employee Stock Ownership Plan (with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of Venture Financial Group, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP Everett, Washington June 26, 2008

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions) - KSOP
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007

	401(k)	ESOP	Total
ASSETS
Investments, at fair value
Principal Stable Value Fund	$ 443,178	$ -	$ 443,178
Mutual funds	2,921,640	204,796	3,126,436
Venture Financial Group, Inc. common stock	-	5,301,097	5,301,097

	3,364,818	5,505,893	8,870,711
Receivables
Transfer from ESOP plan	-	108,257	108,257
Refund from overpayment	-	56,370	56,370

Cash	-	8,090	8,090

Total assets	3,364,818	5,678,610	9,043,428

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 3,364,818	$ 5,678,610	$ 9,043,428

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions) - KSOP
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006

	401(k)	ESOP	Total
ASSETS
Investments, at fair value
Mutual funds	$ 2,735,419	$ -	$ 2,735,419
Venture Financial Group, Inc. common stock	-	6,187,749	6,187,749

	2,735,419	6,187,749	8,923,168
Receivables
Transfer from ESOP plan	-	93,429	93,429

Cash	-	43	43

Total assets	2,735,419	6,281,221	9,016,640

LIABILITIES
Payable - due to former participants	-	111	111
Transfer to ESOP plan	-	130,223	130,223

Total liabilities		130,334	130,334

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 2,735,419	$ 6,150,887	$ 8,886,306

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions) - KSOP
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

	401(k)	ESOP	Total
ADDITIONS
Investments income
Net appreciation in fair value of mutual funds	$ 137,640	$ -	$ 137,640
Net depreciation in fair value of sponsor
company stock	-	(1,026,479)	(1,026,479)
Dividends	-	100,141	100,141
Interest	-	1,243	1,243
Total investment income/(loss)	137,640	(925,095)	(787,455)

Contributions
Participant	515,168	528,928	1,044,096
Rollovers	32,156	52,559	84,715
Diversifications	82,555	-	82,555
Transfer from mutual funds	-	13,311	13,311
Total contributions	629,879	594,798	1,224,677

Total additions	767,519	(330,297)	437,222

DEDUCTIONS
Benefits paid to participants	124,809	127,444	252,253
Diversifications	-	14,536	14,536
Transfer to Company stock	13,311	-	13,311

Total deductions	138,120	141,980	280,100

NET INCREASE (DECREASE)	629,399	(472,277)	157,122

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	2,735,419	6,150,887	8,886,306

End of year	$ 3,364,818	$ 5,678,610	$ 9,043,428

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions) - KSOP
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

	401(k)	ESOP	Unallocated	Total
ADDITIONS
Investments income
Net appreciation in fair value of mutual funds	$ 358,750	$ -	$ -	$ 358,750
Net appreciation in fair value of sponsor
company stock	-	563,491	-	563,491
Dividends	-	82,607	-	82,607
Interest	-	623	-	623
Total investment income	358,750	646,721	-	1,005,471

Contributions
Participant	473,135	390,602	-	863,737
Rollovers	16,875	-	-	16,875
Total contributions	490,010	390,602	-	880,612

Total additions	848,760	1,037,323	-	1,886,083

DEDUCTIONS
Benefits paid to participants	188,788	323,255	-	512,043
Transfer to ESOP plan	-	6,313,195	64,304	6,377,499

Total deductions	188,788	6,636,450	64,304	6,889,542

NET INCREASE (DECREASE)	659,972	(5,599,127)	(64,304)	(5,003,459)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	2,075,447	11,750,014	64,304	13,889,765

End of year	$ 2,735,419	$ 6,150,887	$ -	$ 8,886,306

Note 1 - Plan Description

The following description of the Venture Financial Group, Inc. (the Company) Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) provides only general information. Participants should refer to the Plan document for a more detailed description of the Plan's provisions.

General - The Company established the Plan effective January 1, 1980. As of January 1, 1997, the Plan was amended and restated and operates as an employee stock ownership plan with 401(k) provisions designed to comply with Section 4975(e)(7) of the Internal Revenue Code, as amended (the Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

As of January 1, 2006, the Plan was amended and restated and split into two separate plans, Venture Financial Group, Inc. Employee Stock Ownership Plan (with 401(k) provisions), (KSOP) and Venture Financial Group, Inc. Employee Stock Ownership Plan (ESOP).

The assets that have been acquired by employee contributions are in the KSOP, whereas the assets that have been acquired by employer contributions are in the ESOP plan.

As of December 31, 2007, $108,257 should have been transferred to the KSOP resulting in a receivable for the Plan.  This receivable is due to the use of KSOP dollars by the third party administrator for benefits distributions to terminated participants when it should have used ESOP plan dollars.

In 2006 323,721 shares were transferred from the KSOP to the ESOP plan. A subsequent analysis of activity revealed that the correct number of shares that should have been transferred was 329,778. This resulted in a stock payable from the KSOP to the ESOP plan of 6,057 shares, or $130,223 at December 31, 2006. At the same time, it was determined that the ESOP plan should have transferred $93,429 in cash to the KSOP. This resulted in a receivable for the KSOP at December 31, 2006.

The KSOP is administered by a Board of Trustees (the Trustee) and an Administrative Committee (Committee).

Eligibility - Employees of the Company are generally eligible to make salary reduction contributions to the KSOP ninety days following the participant's initial date of service.

Contributions - Participants may elect to contribute from any amount of their total compensation up to the maximum allowed under the Internal Revenue Code.

Participants direct the investment of their contributions into various investment options offered by the KSOP. The KSOP currently offers nineteen mutual funds and Company common stock as investment options.

Payment of benefits - On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum payment for his or her entire account balance. Distributions are made in cash, or, if a participant elects, in the form of Company common shares, plus cash for any fractional share.

Note 1 - Plan Description (continued)

Under the provisions of the KSOP, the Company is obligated to repurchase participant shares which have been distributed under the terms of the KSOP. The Company may allow the KSOP to purchase Company stock tendered to the Company under the terms of the KSOP. During 2007 and 2006, the Company did not repurchase any shares from participants. However, during 2007 and 2006, the KSOP did repurchase shares from participants as an investment. In 2007, 13,212 shares were purchased from participants and on the open market at a weighted average price of $21.30, and, in 2006, 10,972 shares were purchased from participants and on the open market at a weighted average price of $19.50 per share. Of the total distributions in 2007, $9,718 was made in stock and $117,726 was paid in cash. Of the total distributions in 2006, $156,164 was made in stock and $167,091 was paid in cash

Voting rights - All Company stock in the KSOP is voted by the Trustee at the Trustee's sole discretion, except for certain corporate matters outlined in the KSOP document. For these corporate matters, each participant may direct the Trustee as to the voting rights attributable to shares of Company stock then allocated to the participant's stock account. Any allocated shares for which voting instructions are not received will not be voted by the Trustee. Unallocated shares were voted in the manner determined by the Trustee.

Termination of plan - Although it has not expressed any intent to do so, the Company reserves the right to terminate the KSOP at any time, subject to KSOP provisions. Participants are 100% vested in their KSOP balances. Upon termination of the KSOP, the interest of each participant in the Trust fund will be distributed to the participant or to his or her beneficiary at the time prescribed by the KSOP terms and the Code. Also upon termination, the Committee will direct the Trustee to pay all liabilities and expenses of the KSOP.

Risks and uncertainties - The KSOP provides for various investment options, which, in turn, invest in a variety of investments. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that certain changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for KSOP benefits.

Participant accounts - Each participant's account is credited with his or her contribution plus allocations of KSOP earnings. Allocations are based on participant earnings or account balances, as defined.

Vesting - Participants are immediately vested in their contributions, plus actual earnings.

Note 1 - Plan Description (continued)

Put option - Under federal income tax regulations, the Company stock that is held by the KSOP and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The Company may allow the KSOP to purchase Company stock tendered to the Company under the terms of the KSOP. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Diversification - Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the KSOP may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the KSOP are prepared under the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition - The KSOP investments are stated at fair value. The fair value of the common shares of the Company is determined by annual independent appraisals. Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the KSOP at year-end. The unrealized gains and losses are included in the investments.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Payment of benefits - Benefits are recorded when paid.

Note 3 - Investments

The following presents separately investments that represent 5% or more of the KSOP net assets at December 31:

	2007	2006

Venture Financial Group, Inc. Common Stock
Allocated shares	$ 5,301,097	$ 6,187,749
Unallocated shares	-	-
Principal Mutual funds
Divers INTL Sep Account	$ 1,041,520	-
LGCAP Value III Sep Account	779,574	-
Principal Stable Value Fund	443,178
New Perspective Fund	-	$ 2,735,419

During the years ended December 31, 2007 and 2006, the Plan's investments, including gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year, changed in value as follows:

	2007	2006
Venture Financial Group, Inc. Common Stock
Allocated shares	$ (1,026,479)	$ 563,491
Mutual funds	137,640	358,750

	$ (888,839)	$ 922,241

The Principal Stable Value Fund investment in the guaranteed investment contract (GIC) is carried at contract value and represents the Plan’s participation in a GIC offered through Union Bond and Trust Company under a group annuity contract. The GIC’s guaranteed contract value represents contributions, plus interest (net of any administrative fees), less withdrawals. Union Bond and Trust Company guarantees that the contract will pay withdrawals initiated by the Plan’s participants up to the amount of the guaranteed value, subject to the terms of the related contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The assets of the Union Bond and Trust Company GIC are invested in various separate accounts.

The GIC’s market value equals the value of the investments in the related separate accounts. The GIC’s market value at December 31, 2007 approximated contract value. Under the terms of the GIC, interest is earned at a fixed rate (net of all Union Bond and Trust Company fees) for a fixed period as periodically declared by Union Bond and Trust Company, but in no event less than 0%. The average guaranteed credit rate for the year ended December 31, 2007 was 3.92% .

Note 4 - Non-Participant Directed Investments

The non-participant directed investment consists of the employer contribution portion of the Company common stock investment balances. In 2006, the employer contribution portion of the Plan was moved into the ESOP plan. Consequently, there is no information for 2007 or 2006 regarding non participant directed investments.

Note 5 - Tax Status

The Plan obtained its latest determination letter on March 27, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 6 - Plan Administration

Shares of the Company's common stock are held by the Trustee of the KSOP. Company contributions are also held and managed by the Trustee, who invests cash received plus interest, and makes distributions to participants. If no shares of common stock are available for purchase, contributions are invested by the Trustee in a money market account until shares become available.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the KSOP.

The Company has retained the services of a third party administrator to perform other administrative functions. The Company has also employed an independent third party to serve as custodian for a significant amount of the KSOP assets. Administrative expenses for the third party administrator and investment fees are paid by the Company.

Note 7 - Investment in Common Stock

The investment in common stock of the Company is based on a fair value of $18.00 per share on December 31, 2007, and $21.50 per share on December 31, 2006. Fair value is determined annually by an independent appraisal.

At December 31, 2007 and 2006, the KSOP held 294,505 and 281,745 allocated shares of the Company's common stock, respectively. At December 31, 2007 and 2006, there were no unallocated shares. The shares held by the KSOP, as of December 31, 2007 and 2006, were purchased at a cost of $2,584,734 and $2,452,312, respectively.

Note 8- Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006, to Form 5500:

	2007	2006

Net assets available for benefits per the financial
statements	$9,043,428	$8,886,306
Distribution payable	(7,508)	-

Net assets available for benefits per the Form 5500	$9,035,920	$8,886,306

Note 9- Parties in Interest

Contributions made by participants electing to invest in Company common stock are transferred to a third party administrator, The Principal Group. Mutual funds offered are owned by The Principal Group. Cash dividends received by the KSOP from the Company are deposited into an interest bearing account held at Venture Bank, a subsidiary of the Company. Cash from these accounts is used to purchase Company common stock and make cash distributions to participants.

In December 2005, the KSOP borrowed $493,000 from the Company in order to purchase Company stock that was available for sale. The terms of the loan are zero per cent interest, with a $93,000 principal payment due in 2006 and four $100,000 payments scheduled annually thereafter.

The total number of shares purchased was 28,580. These shares are treated as unallocated on the Plans Statement of Plan Assets. These shares will be allocated to the participants in the plan on a pro rated basis as the loan is repaid.

In 2006, this loan and the related unallocated shares were transferred to the ESOP plan.

In 2007, a distribution payout error occurred during the processing of terminated participants by the third party administrator, resulting in a receivable of $56,370.

As of December 31, 2007, $108,257 should have been transferred to the KSOP resulting in a receivable for the Plan.  This receivable is due to the use of KSOP dollars by the third party administrator for benefits distributions to terminated participants when it should have used ESOP plan dollars.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
 E.I.N. 91-1586479
PLAN NUMBER 001
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2007

		(c)
		DESCRIPTION OF
		INVESTMENT
		INCLUDING
		MATURITY
		DATE, RATE
(a)	(b)	OF INTEREST,
	IDENTITY OF ISSUER,	COLLATERAL,		(e)
	BORROWER, LESSOR,	PAR OR	(d)	CURRENT
	OR SIMILAR PARTY	MATURITY VALUE	COST **	VALUE

*	Principal Funds	PRIN LARGECAP GROWTH SEP ACCT		$ 69,813
		PRINCIPAL U.S. PROPERTY SEPACT		1,375
		PRINCIPAL BAND AND MTG SEP ACCT		34,417
		PRINCIPAL DIVERS INTL SEP ACCT		1,041,520
		PRIN LGCP S&P 500 IDX SEP ACCT		5,193
		PRIN MIDCAP VALUE I SEP ACCT		6,260
		PRIN SMALLCAP S&P 600 INDEX SA		4,909
		PRIN MIDCAP S&P 400 INDEX SA		29,130
		PRINCIPAL MIDCAP GROWTH III SA		8,427
		PRIN LGCAP VALUE III SEP ACCT		779,574
		PRIN SMCAP GROWTH II SEP ACCT		6,026
		PRINCIPAL LIFETM 2010 SEP ACCT		148,656
		PRINCIPAL LIFETM 2020 SEP ACCT		122,011
		PRINCIPAL LIFETM 2030 SEP ACCT		177,282
		PRINCIPAL LIFETM 2040 SEP ACCT		89,486
		PRINCIPAL LIFETM 2050 SEP ACCT		18,835
		PRIN LIFETM STR INC SEP ACCT		373,915
		PRIN SMALLCAP VALUE I SEP ACCT		4,811
		PRINCIPAL STABLE VALUE FUND		443,178
		LIFETM Sep Account		204,796
*	Venture Financial Group, Inc.	Company Common Stock		5,301,097

				$ 8,870,711

*Party in interest to the Plan as defined by ERISA
**Historical cost omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2008	VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) KSOP
By: /s/Patricia Graves Patricia Graves, Administrator
By: /s/Sandra Sager Sandra Sager, Administrator

EXHIBIT INDEX

Exhibit       Description

  23.1        Consent of Independent Registered Public Accounting Firm